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                             May 28, 2020

       Scott W. Lynn
       Chief Executive Officer
       Masterworks 011, LLC
       497 Broome Street
       New York, New York 10013

                                                        Re: Masterworks 011,
LLC
                                                            Offering Statement
on Form 1-A
                                                            Supplemental
Response filed May 14, 2020
                                                            File No. 024-11198

       Dear Mr. Lynn:

              We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 13, 2020 letter.

       Supplemental Response filed May 14, 2020

       General

   1. We note your response to comment 3, but we are not persuaded by your response. The landing page of your
website includes a statement soliciting investors to "Join an exclusive community of
blue-chip art investors," and "Browse paintings to invest in by the most popular blue-chip
and established artists." You also provide quotes from other investors, describing
the "incredible opportunity" of investing in art. These statements do not appear to be merely
describing the Masterworks platform, but soliciting investors to invest in Masterworks
offerings. Therefore, please revise the landing page of your website to include the
information required by required by Securities Act Rule 255(b)(4).
                                                        Alternatively, please
revise your website to remove statements that appear to suggest you
 Scott W. Lynn
Masterworks 011, LLC
May 28, 2020
Page 2
      are soliciting investments in your offerings.
2. We note your response to comment 4, but we are not persuaded by your response. While the sponsored ads do not refer to a specific offering or series asset, these ads appear to solicit an investment through the Masterworks platform, which necessarily includes an investment in one of the Masterworks offerings. Therefore, please confirm that you will revise future sponsored advertisements to ensure compliance with Rule 255 of Regulation
      A.
      Please contact Katherine Bagley at (202) 551-2545 or Jennifer Lopez-Molina at (202)
551-3792 with any questions.



                                                           Sincerely,
FirstName LastNameScott W. Lynn
                                                           Division of
Corporation Finance
Comapany NameMasterworks 011, LLC
                                                           Office of Trade &
Services
May 28, 2020 Page 2
cc:       Laura Anthony, Esq.
FirstName LastName